Exhibit 99.2
Shell plc
Three and twelve month periods ended December 31, 2025
Unaudited Condensed Financial Report
Shell plc            Unaudited Condensed Financial Report            1

SHELL PLC 4th QUARTER 2025 AND FULL YEAR UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Full year
Q4 2025	Q3 2025	Q4 2024	%¹		Reference	2025	2024	%
4,134	5,322	928	-22	Income/(loss) attributable to Shell plc shareholders		17,838	16,094	+11
3,256	5,432	3,661	-40	Adjusted Earnings	A	18,529	23,716	-22
12,799	14,773	14,281	-13	Adjusted EBITDA	A	56,135	65,803	-15
9,438	12,207	13,162	-23	Cash flow from operating activities		42,863	54,687	-22
(5,190)	(2,257)	(4,431)		Cash flow from investing activities		(16,812)	(15,155)
4,249	9,950	8,731		Free cash flow	G	26,052	39,533
6,015	4,907	6,924		Cash capital expenditure	C	20,915	21,085
9,559	9,275	9,401	+3	Operating expenses	F	35,674	36,917	-3
9,436	8,998	9,138	+5	Underlying operating expenses	F	35,032	35,707	-2
9.4%	9.4%	11.3%		ROACE	D	9.4%	11.3%
75,643	73,977	77,078		Total debt	E	75,643	77,078
45,687	41,204	38,809		Net debt	E	45,687	38,809
20.7%	18.8%	17.7%		Gearing	E	20.7%	17.7%
2,859	2,821	2,815	+1	Oil and gas production available for sale (thousand boe/d)		2,800	2,836	-1
0.72	0.91	0.15	-21	Basic earnings per share ($)		3.03	2.55	+19
0.57	0.93	0.60	-39	Adjusted Earnings per share ($)	B	3.15	3.76	-16
0.372	0.358	0.358	+4	Dividend per share ($)		1.446	1.390	+4
1.Q4 on Q3 change
Quarter Analysis1
Income attributable to Shell plc shareholders, compared with the third quarter 2025, reflected unfavourable tax movements, including the annual (non-cash) reassessment of deferred taxes, lower Marketing margins, lower realised prices and higher operating expenses.
Fourth quarter 2025 income attributable to Shell plc shareholders also included gains on disposal of assets, mainly related to the incorporation of the Adura joint venture in the UK2, and impairment charges. These items are included in identified items amounting to a net gain of $1.2 billion in the quarter. This compares with identified items in the third quarter 2025 which amounted to a net loss of $0.1 billion.
Adjusted Earnings and Adjusted EBITDA3 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for the above identified items and the cost of supplies adjustment of $0.3 billion.
Cash flow from operating activities for the fourth quarter 2025 was $9.4 billion and primarily driven by Adjusted EBITDA, working capital inflows of $1.3 billion and dividends (net of profits) from joint ventures and associates of $0.9 billion. These inflows were partly offset by tax payments of $2.6 billion and net outflows relating to the timing impact of payments for emissions certificates and biofuel programmes of $0.8 billion4.
Cash flow from investing activities for the fourth quarter 2025 was an outflow of $5.2 billion, and included cash capital expenditure of $6.0 billion. This outflow was partly offset by interest received of $0.5 billion.
Net debt and Gearing: At the end of the fourth quarter 2025, net debt was $45.7 billion, compared with $41.2 billion at the end of the third quarter 2025. This reflects free cash flow of $4.2 billion, more than offset by share buybacks of $3.4 billion, cash dividends paid to Shell plc shareholders of $2.1 billion, lease additions of $1.8 billion and interest payments of $1.2 billion. Gearing was 20.7% at the end of the fourth quarter 2025, compared with 18.8% at the end of the third quarter 2025, mainly driven by higher net debt.
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Shareholder distributions: Total shareholder distributions in the quarter amounted to $5.5 billion comprising repurchases of shares of $3.4 billion and cash dividends paid to Shell plc shareholders of $2.1 billion. Dividends to be paid to Shell plc shareholders for the fourth quarter 2025 amount to $0.372 per share. Shell has now completed $3.5 billion of share buybacks announced in the third quarter 2025 results announcement. Today, Shell announces a share buyback programme of $3.5 billion which is expected to be completed by the first quarter 2026 results announcement.
Full Year Analysis1
Income attributable to Shell plc shareholders, compared with the full year 2024, reflected lower realised liquids and LNG prices, lower trading and optimisation and lower Chemicals margins, partly offset by higher volumes, lower operating expenses, favourable tax movements and higher Marketing margins.
Our continued focus on performance, discipline and simplification has helped deliver $5.1 billion of pre-tax structural cost reductions5 since 2022. Of these reductions, $2.0 billion was delivered in the full year 2025.
Full year 2025 income attributable to Shell plc shareholders also included impairment charges, gains on disposal of assets, mainly related to the incorporation of the Adura joint venture in the UK2, and favourable movements due to the fair value accounting of commodity derivatives. These items are included in identified items amounting to a net loss of $0.1 billion. This compares with identified items in the full year 2024 which amounted to a net loss of $7.4 billion.
Adjusted Earnings and Adjusted EBITDA3 for the full year 2025 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for identified items and the cost of supplies adjustment of $0.6 billion.
Cash flow from operating activities for the full year 2025 was $42.9 billion, and primarily driven by Adjusted EBITDA and dividends (net of profits) from joint ventures and associates of $2.6 billion. This inflow was partly offset by tax payments of $11.6 billion and working capital outflows of $1.8 billion.
Cash flow from investing activities for the full year 2025 was an outflow of $16.8 billion and included cash capital expenditure of $20.9 billion. This outflow was partly offset by divestment proceeds of $2.4 billion and interest received of $2.0 billion.
This Unaudited Condensed Financial Report, together with supplementary financial and operational disclosure for this quarter, is available at www.shell.com/investors 6. Details of progress to date on the financial targets that were announced during Capital Markets Day in March 2025 is available at www.shell.com/2025-progress-on-cmd25.html 6.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.See Note 7 “Other notes to the unaudited Condensed Consolidated Financial Statements” for further details.
3.Adjusted EBITDA is without taxation, exploration well write-offs and depreciation, depletion and amortisation (DD&A) expenses.
4.Includes $1.4 billion payments for the Brennstoffemissionshandelsgesetz (Fuel Emissions Trading Act).
5.See Reference J "Structural cost reduction" for further details.
6.Not incorporated by reference.
PORTFOLIO DEVELOPMENTS
Integrated Gas
In December 2025, we took a final investment decision (FID) on the Gorgon Stage 3 development in Australia (Shell interest 25%).
Upstream
In October 2025, we announced, together with Sunlink Energies and Resources Limited, a FID on the HI gas project offshore Nigeria (Shell interest 40%).
In November 2025, we completed the previously announced agreement to increase our stake in the OML 118 Production Sharing Contract (OML 118 PSC) in Nigeria from 55% to 65%.
In December 2025, we, along with Equinor ASA, completed a deal to combine our UK offshore oil and gas operations to form a new company Adura, which is jointly owned by Equinor (50%) and Shell (50%).
In December 2025, following an auction, we secured additional equity in Brazil's pre-salt oil projects. With this acquisition, we will increase our participating interest in the Atapu unit from 16.663% to 16.917% and the Mero unit from 19.3% to 20%. Both projects are located in the offshore Santos Basin.
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In December 2025, we announced a FID on a waterflood project at the Kaikias field (Shell 100% working interest) in the US Gulf of America.
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PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million		Full year
Q4 2025	Q3 2025	Q4 2024	%¹		Reference	2025	2024	%
1,839	2,355	1,744	-22	Income/(loss) for the period		8,821	9,590	-8
178	212	(421)		Of which: Identified items	A	797	(1,800)
1,661	2,143	2,165	-23	Adjusted Earnings	A	8,024	11,390	-30
4,127	4,257	4,568	-3	Adjusted EBITDA	A	16,994	20,978	-19
3,956	3,038	4,391	+30	Cash flow from operating activities	A	14,086	16,909	-17
1,207	1,169	1,337		Cash capital expenditure	C	4,689	4,767
128	130	116	-2	Liquids production available for sale (thousand b/d)		128	132	-3
4,760	4,667	4,574	+2	Natural gas production available for sale (million scf/d)		4,654	4,769	-2
948	934	905	+2	Total production available for sale (thousand boe/d)		931	954	-2
7.81	7.29	7.06	+7	LNG liquefaction volumes (million tonnes)		28.42	29.09	-2
19.79	18.88	15.50	+5	LNG sales volumes (million tonnes)		72.94	65.82	+11
1.Q4 on Q3 change
The Integrated Gas segment includes liquefied natural gas (LNG) and the conversion of natural gas into gas-to-liquids (GTL) fuels and other products. The segment includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver these to market. Integrated Gas also includes the marketing, trading and optimisation of LNG.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the third quarter 2025, reflected unfavourable tax movements ($260 million), lower realised prices (decrease of $163 million), and higher operating expenses (increase of $147 million), partly offset by higher volumes (increase of $101 million).
Identified items in the fourth quarter 2025 included favourable movements of $225 million due to the fair value accounting of commodity derivatives. These favourable movements compare with the third quarter 2025 which included favourable movements of $129 million due to the fair value accounting of commodity derivatives, and onerous contract related remeasurement of $99 million. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the fourth quarter 2025 was primarily driven by Adjusted EBITDA, net cash inflows related to derivatives of $319 million and working capital inflows of $301 million, partly offset by tax payments of $724 million.
Total oil and gas production, compared with the third quarter 2025, increased by 2% mainly due to ramp-up in Canada. LNG liquefaction volumes increased by 7% mainly due to lower maintenance across the portfolio and LNG Canada ramp-up.
Full Year Analysis 1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the full year 2024, reflected the combined effect of lower contributions from trading and optimisation and lower realised prices (decrease of $3,034 million), higher depreciation, depletion and amortisation expenses (increase of $407 million), and lower volumes (decrease of $250 million), partly offset by lower well write-offs (decrease of $252 million), and favourable tax movements ($102 million).
Identified items in the full year 2025 included favourable movements of $1,171 million due to the fair value accounting of commodity derivatives, partly offset by impairment charges of $433 million. These favourable movements and charges are part of identified items and compare with the full year 2024 which included unfavourable movements of $1,088 million due to the fair value accounting of commodity derivatives, impairment charges of $363 million, and a net loss of $96 million related to
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sale of assets. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the full year 2025 was primarily driven by Adjusted EBITDA, and net cash inflows related to derivatives of $1,487 million. These inflows were partly offset by tax payments of $3,261 million and working capital outflows of $835 million.
Total oil and gas production, compared with the full year 2024, decreased by 2% mainly due to natural field decline across the portfolio. LNG liquefaction volumes decreased by 2% mainly due to ownership restructuring in Trinidad and Tobago, and higher maintenance across the portfolio, partly offset by LNG Canada ramp-up.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation, exploration well write-offs and DD&A expenses.
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UPSTREAM

Quarters				$ million		Full year
Q4 2025	Q3 2025	Q4 2024	%¹		Reference	2025	2024	%
3,648	1,707	1,031	+114	Income/(loss) for the period		9,443	7,772	+22
2,079	(97)	(651)		Of which: Identified items	A	2,001	(623)
1,570	1,804	1,682	-13	Adjusted Earnings	A	7,442	8,395	-11
6,114	6,557	7,676	-7	Adjusted EBITDA	A	26,696	31,264	-15
4,287	4,841	4,509	-11	Cash flow from operating activities	A	19,573	21,244	-8
2,682	1,885	2,076		Cash capital expenditure	C	9,316	7,890
1,393	1,399	1,332	—	Liquids production available for sale (thousand b/d)		1,365	1,320	+3
2,894	2,513	3,056	+15	Natural gas production available for sale (million scf/d)		2,684	2,964	-9
1,892	1,832	1,859	+3	Total production available for sale (thousand boe/d)		1,828	1,831	—
1.Q4 on Q3 change
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. The segment also markets and transports oil and gas, and operates the infrastructure necessary to deliver these to the market.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the third quarter 2025, reflected lower realised liquid prices (decrease of $486 million) and higher operating expenses (increase of $115 million), partly offset by a comparative favourable movement related to the rebalancing of participation interests in Brazil in the third quarter 2025 ($271 million)2.
Identified items in the fourth quarter 2025 included gains on the disposal of assets of $2,282 million, mainly related to the incorporation of the Adura joint venture in the UK3. These gains compare with the third quarter 2025 which included losses of $101 million related to the impact of inflationary adjustments in Argentinian peso on a deferred tax position, partly offset by a gain of $42 million related to the impact of the strengthening Brazilian real on a deferred tax position.
Adjusted EBITDA4 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the fourth quarter 2025 was primarily driven by Adjusted EBITDA, partly offset by tax payments of $1,859 million.
Total production, compared with the third quarter 2025, increased mainly due to new oil production and comparative help from higher planned maintenance in the third quarter of 2025.
Full Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the full year 2024, reflected lower realised liquids prices (decrease of $2,924 million), and the comparative unfavourable impact of gas storage effects (decrease of $662 million). These net unfavourable movements were partly offset by lower well write-offs (decrease of $915 million) and higher volumes (increase of $901 million).

Identified items in the full year 2025 included gains on the disposal of assets of $2,806 million, mainly related to the incorporation of the Adura joint venture in the UK3, partly offset by a charge of $536 million related to the UK Energy Profits Levy5 and impairment charges of $162 million. These gains and charges compare with the full year 2024 which included a loss of $325 million related to the impact of the weakening Brazilian real on a deferred tax position, net impairment charges and reversals of $323 million and charges of $214 million related to redundancy and restructuring, partly offset by gains of $638 million related to the impact of inflationary adjustments in Argentinian peso on a deferred tax position.
Adjusted EBITDA4 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the full year 2025 was primarily driven by Adjusted EBITDA and dividends (net of profits) from joint ventures and associates of $1,448 million. These inflows were partly offset by tax payments of $7,415 million and movements in decommissioning and other provisions of $1,087 million.
Total production for the full year 2025 was in line with the full year 2024, with reductions due to the Shell Petroleum Development Company of Nigeria (SPDC) Limited divestment and field decline offset by new oil production.
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1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Reflects the finalisation of the redetermination proposal for the unitised Tupi field and subsequent submission to the Brazilian National Agency of Petroleum, Natural Gas and Biofuels (ANP)
3.See Note 7 “Other notes to the unaudited Condensed Consolidated Financial Statements” for further details.
4.Adjusted EBITDA is without taxation, exploration well write-offs and DD&A expenses.
5.Included in Other identified items. See Note 2 "Segment Information".

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MARKETING

Quarters				$ million		Full year
Q4 2025	Q3 2025	Q4 2024	%¹		Reference	2025	2024	%
(99)	576	103	-117	Income/(loss) for the period		2,057	1,709	+20
(547)	(759)	(736)		Of which: Identified items	A	(1,708)	(1,991)
578	1,316	839	-56	Adjusted Earnings	A	3,994	3,885	+3
1,604	2,340	1,709	-31	Adjusted EBITDA	A	7,993	7,476	+7
(75)	1,788	1,363	-104	Cash flow from operating activities	A	6,339	7,363	-14
688	489	811		Cash capital expenditure	C	1,862	2,445
2,701	2,824	2,795	-4	Marketing sales volumes (thousand b/d)		2,753	2,843	-3
1.Q4 on Q3 change
The Marketing segment comprises the Mobility, Lubricants, and Sectors and Decarbonisation businesses. Mobility operates Shell’s retail network including electric vehicle charging services and the wholesale commercial fuels business which provides fuels for transport and industry. Lubricants produces, markets and sells lubricants for road transport and machinery used in manufacturing, mining, power generation, agriculture and construction. Sectors and Decarbonisation sells fuels, speciality products and services, including low-carbon energy solutions to a range of commercial customers including the aviation, marine, and agricultural sectors.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the third quarter 2025, reflected lower Marketing margins (decrease of $490 million) including lower Mobility and Lubricants margins due to seasonal impact of lower volumes and lower Sectors and Decarbonisation margins and unfavourable tax movements ($285 million), which included the (non-cash) reassessment of deferred tax in a joint venture.
Identified items in the fourth quarter 2025 included impairment charges of $527 million. These charges compare with the third quarter 2025 which included impairment charges of $579 million and provisions of $186 million2, both items in the third quarter mainly related to the decision not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park in Rotterdam.
Adjusted EBITDA3 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the fourth quarter 2025 was primarily driven by net outflows relating to the timing impact of payments for emission certificates and biofuel programmes of $1,230 million, non-cash cost of supplies adjustment of $174 million, taxes paid of $149 million and working capital outflows of $112 million. These outflows were partly offset by inflows from Adjusted EBITDA and dividends (net of profits) from joint ventures and associates of $308 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the third quarter 2025, decreased mainly due to seasonality.
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Full Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the full year 2024, reflected higher Marketing margins (increase of $413 million) including higher Mobility and Lubricants margins due to improved unit margins, partly compensated by lower Sectors and Decarbonisation margins. This was partly offset by unfavourable tax movements ($326 million).
Identified items in the full year 2025 included impairment charges of $1,384 million and provisions of $186 million2, both of which included the impact of the decision not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park in Rotterdam. These charges and provisions compare with the full year 2024 which included impairment charges of $1,423 million mainly related to the pausing of construction of the biofuels facility, net losses of $386 million related to the sale of assets and charges of $215 million related to redundancy and restructuring.
Adjusted EBITDA3 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the full year 2025 was primarily driven by Adjusted EBITDA and dividends (net of profits/losses) from joint ventures and associates of $729 million. These inflows were partly offset by working capital outflows of $609 million, taxes paid of $566 million, net outflows relating to the timing impact of payments related to emission certificates and biofuel programmes of $310 million and non-cash cost of supplies adjustment of $305 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the full year 2024, decreased mainly in Mobility due to portfolio changes, including the impact of divestments, and in Sectors and Decarbonisation.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Included in Other identified items. See Note 2 "Segment Information".
3.Adjusted EBITDA is without taxation and DD&A expenses.
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CHEMICALS AND PRODUCTS

Quarters				$ million		Full year
Q4 2025	Q3 2025	Q4 2024	%¹		Reference	2025	2024	%
(560)	1,074	(276)	-152	Income/(loss) for the period		262	1,670	-84
(310)	564	(99)		Of which: Identified items	A	(377)	(1,177)
(66)	550	(229)	-112	Adjusted Earnings	A	1,051	2,934	-64
939	1,667	475	-44	Adjusted EBITDA	A	4,880	6,783	-28
1,775	2,088	2,032	-15	Cash flow from operating activities	A	5,366	7,253	-26
1,016	813	1,392		Cash capital expenditure	C	3,063	3,290
1,178	1,176	1,215	—	Refinery processing intake (thousand b/d)		1,217	1,344	-9
2,136	2,147	2,926	—	Chemicals sales volumes (thousand tonnes)		9,260	11,875	-22
1.Q4 on Q3 change
The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network; and refineries, which turn crude oil and other feedstocks into a range of oil products that are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals, and oil sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).1
Quarter Analysis2
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the third quarter 2025, reflected lower Chemicals margins (decrease of $263 million) and lower Products margins (decrease of $155 million), mainly driven by lower trading and optimisation and partly offset by higher refining margins. Adjusted Earnings also reflected higher operating expenses (increase of $125 million) and unfavourable tax movements ($117 million), which included the (non-cash) reassessment of deferred tax in a joint venture.
In the fourth quarter 2025, Chemicals had negative Adjusted Earnings of $589 million and Products had positive Adjusted Earnings of $523 million.
Identified items in the fourth quarter 2025 included impairment charges of $187 million and net losses from the disposal of assets of $127 million. These charges and losses compare with the third quarter 2025 which included net gains from the disposal of assets of $710 million mainly relating to gains from the sale of our interest in Colonial Enterprises, Inc., and impairment charges of $107 million.
Adjusted EBITDA3 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the fourth quarter 2025 was primarily driven by Adjusted EBITDA, working capital inflows of $561 million, dividends (net of profits) from joint ventures and associates of $308 million and net inflows related to the timing impact of payments for emission certificates and biofuel programmes of $276 million. These inflows were partly offset by non-cash cost of supplies adjustment of $248 million.
Refinery utilisation was 95% compared with 96% in the third quarter 2025.
Chemicals manufacturing plant utilisation was 76% compared with 80% in the third quarter 2025, mainly due to higher planned and unplanned maintenance.
Full Year Analysis2
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the full year 2024, reflected lower Products margins (decrease of $972 million) driven mainly by lower trading and optimisation, partly offset by higher refining margins. Adjusted Earnings also reflected lower Chemicals margins (decrease of $604 million) and unfavourable tax movements ($485 million). These net unfavourable movements were partly offset by lower operating expenses (decrease of $138 million).
In the full year 2025, Chemicals had negative Adjusted Earnings of $1,125 million and Products had positive Adjusted Earnings of $2,177 million.
Identified items in the full year 2025 included impairment charges of $634 million and net gains from the disposal of assets of $564 million mainly relating to gains from the sale of our interest in Colonial Enterprises, Inc. These charges and gains compare with the full year 2024 which included net impairment charges and reversals of $1,176 million mainly relating to assets in Singapore.
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Adjusted EBITDA3 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the full year 2025 was primarily driven by Adjusted EBITDA, net inflows related to the timing impact of payments for emission certificates and biofuel programmes of $1,260 million and dividends (net of profits) from joint ventures and associates of $404 million. These inflows were partly offset by net cash outflows relating to commodity derivatives of $761 million and non-cash cost of supplies adjustment of $567 million.
Refinery utilisation was 92% compared with 85% in the full year 2024, mainly due to lower planned maintenance in 2025.
Chemicals manufacturing plant utilisation was 78% compared with 76% in the full year 2024.
1.In November 2025, we completed the previously announced agreement with Canadian Natural Resources Limited to swap our remaining 10% mining interest and associated synthetic crude oil reserves in exchange for an additional 10% interest in the Scotford upgrader and Quest Carbon Capture (CCS) facility (oil sands swap). Following completion of this swap, Shell no longer has any oil sands activities.
2.All earnings amounts are shown post-tax, unless stated otherwise.
3.Adjusted EBITDA is without taxation and DD&A expenses.
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RENEWABLES AND ENERGY SOLUTIONS

Quarters				$ million		Full year
Q4 2025	Q3 2025	Q4 2024	%¹		Reference	2025	2024	%
(98)	110	(1,226)	-189	Income/(loss) for the period		(489)	(1,229)	60
(229)	18	(914)		Of which: Identified items	A	(661)	(732)
131	92	(311)	+43	Adjusted Earnings	A	172	(497)	+135
329	223	(123)	+47	Adjusted EBITDA	A	764	(22)	+3,541
(405)	660	850	-161	Cash flow from operating activities	A	623	3,798	-84
391	517	1,277		Cash capital expenditure	C	1,866	2,549
72	72	76	0	External power sales (terawatt hours)[2]		290	306	-5
160	150	165	+7	Sales of pipeline gas to end-use customers (terawatt hours)[3]		626	652	-4
1.Q4 on Q3 change
2.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
3.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
The Renewables and Energy Solutions segment includes renewable power generation; the marketing, trading and optimisation of power and pipeline gas; and carbon credits. It also includes the production and marketing of hydrogen; development of commercial carbon capture and storage hubs; investment in nature-based projects that avoid or reduce carbon emissions; and Shell Ventures, which invests in or works with start-ups and other early-stage businesses to help them scale-up and grow.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the third quarter 2025, reflected a favourable fair valuation of an investment ($67 million).
Most Renewables and Energy Solutions activities were loss-making in the fourth quarter 2025, these were more than offset by positive Adjusted Earnings from trading and optimisation and energy marketing.
Identified items in the fourth quarter 2025 included net impairment charges of $156 million. These net charges compare with the third quarter 2025 which included gains of $134 million related to the disposal of assets, partly offset by unfavourable movements of $87 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the fourth quarter 2025 was primarily driven by working capital outflows of $704 million and net cash outflows related to derivatives of $150 million. These outflows were partly offset by Adjusted EBITDA.
Full Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the full year 2024, reflected lower operating expenses (decrease of $279 million) and higher margins (increase of $229 million), mainly due to higher generation and energy marketing margins.
Most Renewables and Energy Solutions activities were loss-making for the full year 2025, these were more than offset by positive Adjusted Earnings from trading and optimisation.
Identified items in the full year 2025 included impairment charges of $334 million and unfavourable movements of $299 million relating to the fair value accounting of commodity derivatives. These charges and unfavourable movements compare with the full year 2024 which included net impairment charges and reversals of $1,085 million mainly relating to renewable generation assets in North America, partly offset by favourable movements of $300 million relating to the fair value accounting of commodity derivatives and a net gain on sale of assets of $94 million.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.

Cash flow from operating activities for the full year 2025 was primarily driven by Adjusted EBITDA and working capital inflows of $508 million. These inflows were partly offset by net cash outflows related to derivatives of $657 million.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation and DD&A expenses.
Shell plc            Unaudited Condensed Financial Report            13

Additional Growth Measures

Quarters					Full year
Q4 2025	Q3 2025	Q4 2024	%¹		2025	2024	%
				Renewable power generation capacity (gigawatt):
4.2	3.8	3.4	+10	– In operation[2]	4.2	3.4	+24
1.9	2.6	4.0	-26	– Under construction and/or committed for sale[3]	1.9	4.0	-53
1.Q4 on Q3 change
2.Shell's equity share of renewable generation capacity post commercial operation date. It excludes Shell's equity share of associates where information cannot be obtained.
3.Shell's equity share of renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA). It excludes Shell's equity share of associates where information cannot be obtained.

Renewable power generation capacity under construction and/or committed for sale decreased compared to 2024 due to transfers to capacity in operation, withdrawal from the Atlantic Shores Offshore Wind project, and other dilution in ownership interests and divestments.
Shell plc            Unaudited Condensed Financial Report            14

CORPORATE

Quarters			$ million		Full year
Q4 2025	Q3 2025	Q4 2024		Reference	2025	2024
(550)	(402)	(335)	Income/(loss) for the period		(1,974)	(2,992)
18	(20)	45	Of which: Identified items	A	(104)	(1,024)
(567)	(383)	(380)	Adjusted Earnings	A	(1,870)	(1,968)
(313)	(272)	(24)	Adjusted EBITDA	A	(1,193)	(675)
(100)	(208)	16	Cash flow from operating activities	A	(3,123)	(1,882)
The Corporate segment covers the non-operating activities supporting Shell. The segment comprises Shell’s holdings and treasury organisation; headquarters and central functions; self-insurance activities; and a centrally managed longer-term innovation portfolio. All finance expenses, income and related taxes are included in Corporate Adjusted Earnings rather than in the earnings of business segments.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the third quarter 2025, reflected unfavourable tax movements ($278 million) partly offset by favourable net interest movements ($114 million).
Adjusted EBITDA2 was mainly driven by unfavourable foreign exchange rate effects.
Cash flow from operating activities for the fourth quarter 2025 was primarily driven by Adjusted EBITDA.
Full Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the full year 2024, were primarily driven by favourable tax movements ($825 million), partly offset by unfavourable net interest movements ($440 million) and currency exchange rate effects ($191 million).
Identified items in the full year 2024 included reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structure changes resulting in unfavourable movements of $1,122 million. These currency translation differences were previously recognised in other comprehensive income and accumulated in equity as part of accumulated other comprehensive income.
Adjusted EBITDA2 was mainly driven by unfavourable currency exchange rate effects.
Cash flow from operating activities for the full year 2025 was primarily driven by working capital outflows of $1,505 million, which included a reduction in joint venture deposits, as well as Adjusted EBITDA and tax payments of $425 million.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation and DD&A expenses.
PRELIMINARY RESERVES UPDATE
When final volumes are reported in the 2025 Annual Report and Accounts and 2025 Form 20-F, Shell expects that SEC proved oil and gas reserves additions/reductions before taking into account production will be approximately a 0.4 billion boe reduction, and that 2025 production will be approximately 1.1 billion boe. As a result, total proved reserves on an SEC basis are expected to be approximately 8.1 billion boe. Acquisitions and divestments of 2025 reserves are expected to account for a net decrease of approximately 1.2 billion boe largely related to the oil sands swap in Canada (0.7 billion boe synthetic crude oil, of which 50% contributable to non-controlling interest) and the Nigeria onshore SPDC divestment (0.4 billion boe).
The proved Reserves Replacement Ratio on an SEC basis is expected to be -40% for the year and 55% for the 3-year average. Excluding the impact of acquisitions and divestments, the proved Reserves Replacement Ratio is expected to be 73% for the year and 84% for the 3-year average.
Further information will be provided in the 2025 Annual Report and Accounts and 2025 Form 20-F.

OUTLOOK FOR THE FIRST QUARTER 2026
Full year 2025 cash capital expenditure was $21 billion. Our cash capital expenditure for the full year 2026 is expected to be $20 - $22 billion.
Shell plc            Unaudited Condensed Financial Report            15

Integrated Gas production is expected to be approximately 920 - 980 thousand boe/d. LNG liquefaction volumes are expected to be approximately 7.4 - 8.0 million tonnes.
Upstream production is expected to be approximately 1,700 - 1,900 thousand boe/d.
Marketing sales volumes are expected to be approximately 2,550 - 2,750 thousand b/d.
Refinery utilisation is expected to be approximately 90% - 98%. Chemicals manufacturing plant utilisation is expected to be approximately 79% - 87%.
Corporate Adjusted Earnings1 were a net expense of $567 million for the fourth quarter 2025. Corporate Adjusted Earnings are expected to be a net expense of approximately $400 - $600 million in the first quarter 2026.
1.For the definition of Adjusted Earnings and the most comparable GAAP measure see Reference A.
FORTHCOMING EVENTS

Date	Event
March 12, 2026	Publication of Annual Report and Accounts and filing of Form 20-F for the year ended December 31, 2025
March 16, 2026	LNG Outlook publication and LNG Portfolio: Strategic Spotlight[1]
May 7, 2026	First quarter 2026 results and dividends
May 19, 2026	Annual General Meeting
July 30, 2026	Second quarter 2026 results and dividends
October 29, 2026	Third quarter 2026 results and dividends
1 Together with 2025 AGM shareholder resolution response
Shell plc            Unaudited Condensed Financial Report            16

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
64,093	68,153	66,281	Revenue[1]	266,886	284,312
(215)	507	(156)	Share of profit/(loss) of joint ventures and associates	1,618	2,993
2,848	1,751	683	Interest and other income/(expenses)[2]	5,227	1,724
66,725	70,410	66,807	Total revenue and other income/(expenses)	273,731	289,029
42,102	45,145	43,610	Purchases	177,194	188,120
5,830	5,609	5,839	Production and manufacturing expenses	21,898	23,379
3,432	3,258	3,231	Selling, distribution and administrative expenses	12,607	12,439
298	409	331	Research and development	1,170	1,099
391	175	861	Exploration	1,136	2,411
6,581	6,607	7,520	Depreciation, depletion and amortisation[2]	25,299	26,872
1,193	1,284	1,213	Interest expense	4,671	4,787
59,827	62,486	62,605	Total expenditure	243,975	259,107
6,898	7,924	4,205	Income/(loss) before taxation	29,756	29,922
2,718	2,504	3,164	Taxation charge/(credit)[2]	11,637	13,401
4,180	5,420	1,041	Income/(loss) for the period	18,120	16,521
46	98	113	Income/(loss) attributable to non-controlling interest	282	427
4,134	5,322	928	Income/(loss) attributable to Shell plc shareholders	17,838	16,094
0.72	0.91	0.15	Basic earnings per share ($)[3]	3.03	2.55
0.71	0.90	0.15	Diluted earnings per share ($)[3]	3.00	2.53
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Financial Statements”.
3    See Note 3 “Earnings per share”.
Shell plc            Unaudited Condensed Financial Report            17

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
4,180	5,420	1,041	Income/(loss) for the period	18,120	16,521
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
348	(268)	(4,899)	– Currency translation differences[1]	5,917	(3,248)
—	10	(11)	– Debt instruments remeasurements	24	5
22	(86)	224	– Cash flow hedging gains/(losses)	(199)	216
16	—	—	– Net investment hedging gains/(losses)	16	—
(6)	11	(50)	– Deferred cost of hedging	(32)	(73)
(3)	(18)	(91)	– Share of other comprehensive income/(loss) of joint ventures and associates	165	(118)
377	(351)	(4,827)	Total	5,892	(3,218)
			Items that are not reclassified to income in later periods:
7	(4,628)	239	– Retirement benefits remeasurements[1]	(4,156)	1,407
14	(31)	(50)	– Equity instruments remeasurements	(41)	28
25	—	46	– Share of other comprehensive income/(loss) of joint ventures and associates	(34)	47
46	(4,659)	235	Total	(4,231)	1,482
423	(5,010)	(4,592)	Other comprehensive income/(loss) for the period	1,661	(1,736)
4,603	411	(3,552)	Comprehensive income/(loss) for the period	19,780	14,785
110	140	50	Comprehensive income/(loss) attributable to non-controlling interest	476	406
4,493	271	(3,602)	Comprehensive income/(loss) attributable to Shell plc shareholders	19,304	14,379
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Financial Statements”.

Shell plc            Unaudited Condensed Financial Report            18

CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	December 31, 2025	December 31, 2024
Assets
Non-current assets
Goodwill	15,662	16,032
Other intangible assets	11,010	9,480
Property, plant and equipment	185,077	185,219
Joint ventures and associates[1]	27,775	23,445
Investments in securities	1,557	2,255
Deferred tax[1]	8,173	6,857
Retirement benefits[1]	5,052	10,003
Trade and other receivables	8,252	6,018
Derivative financial instruments[2]	619	374
	263,178	259,683
Current assets
Inventories	22,216	23,426
Trade and other receivables	44,597	45,860
Derivative financial instruments[2]	9,114	9,673
Cash and cash equivalents	30,216	39,110
	106,143	118,069
Assets classified as held for sale[1]	1,030	9,857
	107,173	127,926
Total assets	370,351	387,609
Liabilities
Non-current liabilities
Debt	66,515	65,448
Trade and other payables	4,463	3,290
Derivative financial instruments[2]	1,108	2,185
Deferred tax[1]	11,983	13,505
Retirement benefits[1]	7,136	6,752
Decommissioning and other provisions	21,411	21,227
	112,616	112,407
Current liabilities
Debt	9,128	11,630
Trade and other payables	57,770	60,693
Derivative financial instruments[2]	5,664	7,391
Income taxes payable	3,150	4,648
Decommissioning and other provisions	5,884	4,469
	81,595	88,831
Liabilities directly associated with assets classified as held for sale[1]	820	6,203
	82,415	95,034
Total liabilities	195,031	207,441
Equity attributable to Shell plc shareholders	174,392	178,307
Non-controlling interest[1]	928	1,861
Total equity	175,319	180,168
Total liabilities and equity	370,351	387,609
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Financial Statements”.
2. See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

Shell plc            Unaudited Condensed Financial Report            19

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest		Total equity
At January 1, 2025	510	(803)	19,766	158,834	178,307	1,861		180,168
Comprehensive income/(loss) for the period	—	—	1,466	17,838	19,304	476		19,780
Transfer from other comprehensive income	—	—	26	(26)	—	—		—
Dividends³	—	—	—	(8,472)	(8,472)	(147)		(8,620)
Repurchases of shares[4]	(33)	—	33	(14,070)	(14,070)	—		(14,070)
Share-based compensation	—	(43)	(58)	(394)	(494)	—		(494)
Other changes	—	—	—	(179)	(179)	(1,263)	[5]	(1,442)
At December 31, 2025	477	(847)	21,233	153,528	174,392	928		175,319
At January 1, 2024	544	(997)	21,145	165,915	186,607	1,755		188,362
Comprehensive income/(loss) for the period	—	—	(1,715)	16,094	14,379	406		14,785
Transfer from other comprehensive income	—	—	193	(193)	—	—		—
Dividends[3]	—	—	—	(8,668)	(8,668)	(308)		(8,976)
Repurchases of shares[4]	(34)	—	34	(14,057)	(14,057)	—		(14,057)
Share-based compensation	—	194	109	(354)	(51)	—		(51)
Other changes	—	—	—	97	97	8		105
At December 31, 2024	510	(803)	19,766	158,834	178,307	1,861		180,168
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.
5.     See Note 7 “Other notes to the unaudited Condensed Consolidated Financial Statements”.
Shell plc            Unaudited Condensed Financial Report            20

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
6,898	7,924	4,205	Income before taxation for the period	29,756	29,922
			Adjustment for:
741	822	665	– Interest expense (net)	2,714	2,415
6,581	6,607	7,520	– Depreciation, depletion and amortisation[1]	25,299	26,872
94	49	649	– Exploration well write-offs	377	1,622
(2,121)	(1,068)	288	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(3,190)	288
215	(507)	156	– Share of (profit)/loss of joint ventures and associates	(1,618)	(2,993)
987	700	1,241	– Dividends received from joint ventures and associates	4,572	3,632
738	352	131	– (Increase)/decrease in inventories	1,916	1,273
647	569	751	– (Increase)/decrease in current receivables	2,240	6,578
(109)	(949)	1,524	– Increase/(decrease) in current payables	(5,959)	(5,789)
(327)	(153)	111	– Derivative financial instruments	(98)	2,484
(162)	(61)	(58)	– Retirement benefits	(341)	(326)
(994)	515	(256)	– Decommissioning and other provisions	(1,385)	(828)
(1,110)	74	(856)	– Other[1]	218	1,539
(2,638)	(2,668)	(2,910)	Tax paid	(11,638)	(12,002)
9,438	12,207	13,162	Cash flow from operating activities	42,863	54,687
(5,250)	(4,557)	(6,486)	Capital expenditure	(18,947)	(19,601)
(724)	(342)	(421)	Investments in joint ventures and associates	(1,886)	(1,404)
(42)	(8)	(17)	Investments in equity securities	(82)	(80)
(6,015)	(4,907)	(6,924)	Cash capital expenditure	(20,915)	(21,085)
(101)	747	493	Proceeds from sale of property, plant and equipment and businesses[1]	1,148	1,621
148	1,023	305	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	1,205	590
6	2	6	Proceeds from sale of equity securities	33	582
472	468	581	Interest received	1,956	2,399
856	903	1,762	Other investing cash inflows[1]	2,625	4,576
(555)	(494)	(655)	Other investing cash outflows	(2,863)	(3,838)
(5,190)	(2,257)	(4,431)	Cash flow from investing activities	(16,812)	(15,155)
(62)	(72)	65	Net increase/(decrease) in debt with maturity period within three months	(262)	(310)
			Other debt:
2,425	176	(13)	– New borrowings	2,920	363
(2,416)	(2,801)	(2,664)	– Repayments	(11,806)	(9,672)
(1,197)	(848)	(1,379)	Interest paid	(4,104)	(4,557)
96	(61)	(833)	Derivative financial instruments	1,256	(594)
(1)	7	(10)	Change in non-controlling interest	(18)	(15)
			Cash dividends paid to:
(2,068)	(2,103)	(2,114)	– Shell plc shareholders	(8,471)	(8,668)
(28)	(6)	(53)	– Non-controlling interest	(147)	(295)
(3,425)	(3,610)	(3,579)	Repurchases of shares	(13,879)	(13,898)
(373)	(155)	(309)	Shares held in trust: net sales/(purchases) and dividends received	(1,300)	(789)
(7,049)	(9,473)	(10,889)	Cash flow from financing activities	(35,811)	(38,435)
(39)	(106)	(985)	Effects of exchange rate changes on cash and cash equivalents	863	(761)
(2,838)	371	(3,142)	Increase/(decrease) in cash and cash equivalents	(8,895)	336
33,053	32,682	42,252	Cash and cash equivalents at beginning of period	39,110	38,774
30,216	33,053	39,110	Cash and cash equivalents at end of period	30,216	39,110
1. See Note 7 “Other notes to the unaudited Condensed Consolidated Financial Statements”.
Shell plc            Unaudited Condensed Financial Report            21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Financial Statements of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 240 to 312) for the year ended December 31, 2024, as filed with the Registrar of Companies for England and Wales and as filed with the Autoriteit Financiële Markten (the Netherlands) and Amendment No. 1 to Form 20-F ("Form 20-F/A") (pages 10 to 83) for the year ended December 31, 2024, as filed with the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2024, were published in Shell's Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales. The auditor's report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act. The statutory accounts for the year ended December 31, 2025, will be delivered to the Registrar of Companies for England and Wales in due course.
Key accounting considerations, significant judgements and estimates
Future long-term commodity price assumptions, which represent a significant estimate, were changed in the second quarter 2025. These remained unchanged in the second half 2025.

The discount rates applied for impairment testing and the discount rate applied to provisions are reviewed on a regular basis. These discount rates applied in 2025 remain unchanged compared with 2024.

2.    Segment information
With effect from January 1, 2025, segment earnings are presented on an Adjusted Earnings basis (Adjusted Earnings), which is the earnings measure used by the Chief Executive Officer, who serves as the Chief Operating Decision Maker, for the purposes of making decisions about allocating resources and assessing performance. This aligns with Shell's focus on performance, discipline and simplification.
The Adjusted Earnings measure is presented on a current cost of supplies (CCS) basis and aims to facilitate a comparative understanding of Shell's financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. Identified items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell's financial results from period to period.
The segment earnings measure used until December 31, 2024 was CCS earnings. The difference between CCS earnings and Adjusted Earnings are the identified items. Comparative periods are presented below on an Adjusted Earnings basis.

Shell plc            Unaudited Condensed Financial Report            22

ADJUSTED EARNINGS BY SEGMENT

Q4 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							4,134
Income/(loss) attributable to non-controlling interest							46
Income/(loss) for the period	1,839	3,648	(99)	(560)	(98)	(550)	4,180
Current cost of supplies adjustment before taxation			174	248			422
Tax on current cost of supplies adjustment			(44)	(64)			(108)
Identified items before taxation	(237)	(2,067)	587	382	238	(8)	(1,105)
Tax on identified items	59	(11)	(40)	(72)	(9)	(10)	(83)
Adjusted Earnings	1,661	1,570	578	(66)	131	(567)	3,307
Adjusted Earnings attributable to Shell plc shareholders							3,256
Adjusted Earnings attributable to non-controlling interest							51

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							5,322
Income/(loss) attributable to non-controlling interest							98
Income/(loss) for the period	2,355	1,707	576	1,074	110	(402)	5,420
Current cost of supplies adjustment before taxation			(25)	53			28
Tax on current cost of supplies adjustment			6	(12)			(6)
Identified items before taxation	(215)	60	988	(720)	8	13	133
Tax on identified items	2	37	(230)	156	(26)	7	(53)
Adjusted Earnings	2,143	1,804	1,316	550	92	(383)	5,523
Adjusted Earnings attributable to Shell plc shareholders							5,432
Adjusted Earnings attributable to non-controlling interest							91

Shell plc            Unaudited Condensed Financial Report            23

Q4 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							928
Income/(loss) attributable to non-controlling interest							113
Income/(loss) for the period	1,744	1,031	103	(276)	(1,226)	(335)	1,041
Current cost of supplies adjustment before taxation			(2)	(73)			(75)
Tax on current cost of supplies adjustment			2	21			23
Identified items before taxation	514	491	753	291	958	2	3,008
Tax on identified items	(92)	160	(17)	(191)	(43)	(47)	(230)
Adjusted Earnings	2,165	1,682	839	(229)	(311)	(380)	3,766
Adjusted Earnings attributable to Shell plc shareholders							3,661
Adjusted Earnings attributable to non-controlling interest							106

Full year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							17,838
Income/(loss) attributable to non-controlling interest							282
Income/(loss) for the period	8,821	9,443	2,057	262	(489)	(1,974)	18,120
Current cost of supplies adjustment before taxation			305	567			872
Tax on current cost of supplies adjustment			(75)	(154)			(230)
Identified items before taxation	(698)	(2,399)	2,080	404	805	64	256
Tax on identified items	(99)	399	(372)	(27)	(144)	40	(203)
Adjusted Earnings	8,024	7,442	3,994	1,051	172	(1,870)	18,814
Adjusted Earnings attributable to Shell plc shareholders							18,529
Adjusted Earnings attributable to non-controlling interest							285
Shell plc            Unaudited Condensed Financial Report            24

Full year 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							16,094
Income/(loss) attributable to non-controlling interest							427
Income/(loss) for the period	9,590	7,772	1,709	1,670	(1,229)	(2,992)	16,521
Current cost of supplies adjustment before taxation			254	109			363
Tax on current cost of supplies adjustment			(69)	(23)			(91)
Identified items before taxation	2,176	1,100	2,402	1,364	720	1,105	8,867
Tax on identified items	(376)	(477)	(411)	(187)	12	(81)	(1,521)
Adjusted Earnings	11,390	8,395	3,885	2,934	(497)	(1,968)	24,139
Adjusted Earnings attributable to Shell plc shareholders							23,716
Adjusted Earnings attributable to non-controlling interest							424

CASH CAPITAL EXPENDITURE BY SEGMENT
Cash capital expenditure is a measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

Q4 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	1,020	2,401	681	792	325	31	5,250
Investments in joint ventures and associates	187	281	5	222	28	—	724
Investments in equity securities	—	—	3	2	37	—	42
Cash capital expenditure	1,207	2,682	688	1,016	391	31	6,015

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	1,002	1,947	481	769	325	32	4,557
Investments in joint ventures and associates	167	(62)	8	44	184	2	342
Investments in equity securities	—	—	—	—	9	—	8
Cash capital expenditure	1,169	1,885	489	813	517	34	4,907

Shell plc            Unaudited Condensed Financial Report            25

Q4 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	1,123	2,205	798	1,121	1,214	25	6,486
Investments in joint ventures and associates	214	(117)	13	271	36	4	421
Investments in equity securities	—	(11)	—	—	28	—	17
Cash capital expenditure	1,337	2,076	811	1,392	1,277	30	6,924

Full year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	3,952	8,849	1,841	2,716	1,476	112	18,947
Investments in joint ventures and associates	736	467	18	344	314	5	1,886
Investments in equity securities	—	—	3	2	76	2	82
Cash capital expenditure	4,689	9,316	1,862	3,063	1,866	119	20,915

Full year 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	4,095	7,739	2,357	2,943	2,338	129	19,601
Investments in joint ventures and associates	672	150	88	347	138	9	1,404
Investments in equity securities	—	1	—	—	73	6	80
Cash capital expenditure	4,767	7,890	2,445	3,290	2,549	144	21,085

REVENUE BY SEGMENT

Third-party revenue includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives.

Q4 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	9,542	1,559	26,881	17,655	8,446	10	64,093
Inter-segment	2,804	8,300	1,717	8,488	1,222	—	22,531

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	9,736	844	29,648	19,418	8,500	6	68,153
Inter-segment	2,397	9,313	1,796	9,774	1,162	—	24,442

Shell plc            Unaudited Condensed Financial Report            26

Q4 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	9,294	1,652	27,524	19,992	7,808	10	66,281
Inter-segment	2,024	9,931	984	8,656	1,879	—	23,474

Full year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	38,457	5,105	111,854	77,071	34,359	39	266,886
Inter-segment	10,288	35,968	7,539	35,292	4,383	—	93,471

Full year 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	37,290	6,606	120,089	90,918	29,366	43	284,312
Inter-segment	8,715	39,939	4,938	38,381	4,971	—	96,944

Shell plc            Unaudited Condensed Financial Report            27

Identified items
The objective of identified items is to remove material impacts on net income/loss arising from transactions which are generally uncontrollable and unusual (infrequent or non-recurring) in nature or giving rise to a mismatch between accounting and economic results, or certain transactions that are generally excluded from underlying results in the industry.

Identified items comprise: divestment gains and losses, impairments and impairment reversals, redundancy and restructuring, fair value accounting of commodity derivatives and certain gas contracts that gives rise to a mismatch between accounting and economic results, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.

Q4 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	(12)	2,318	(9)	(172)	(41)	17	2,100
Impairment reversals/(impairments)	23	(210)	(540)	(222)	(178)	(8)	(1,136)
Redundancy and restructuring	(15)	(42)	(46)	(17)	(3)	—	(123)
Fair value accounting of commodity derivatives and certain gas contracts[1]	241	—	(13)	32	(16)	—	244
Other[2]	—	1	21	(2)	—	—	20
Total identified items included in Income/(loss) before taxation	237	2,067	(587)	(382)	(238)	8	1,105
Total identified items included in Taxation (charge)/credit	(59)	11	40	72	9	10	83
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	(7)	2,282	1	(127)	(31)	11	2,130
Impairment reversals/(impairments)	21	(151)	(527)	(187)	(156)	(6)	(1,006)
Redundancy and restructuring	(11)	(20)	(34)	(13)	(2)	—	(81)
Fair value accounting of commodity derivatives and certain gas contracts[1]	225	—	(8)	18	(15)	—	220
Impact of exchange rate movements and inflationary adjustments on tax balances[3]	6	(33)	—	—	—	13	(14)
Other[2]	(56)	1	21	(1)	(24)	—	(60)
Impact on Income/(loss) for the period	178	2,079	(547)	(310)	(229)	18	1,188
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	178	2,079	(547)	(310)	(229)	18	1,188
1.Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
2.Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
3.Impact of exchange rate movements and inflationary adjustments on tax balances represents the impact on tax balances of exchange rate movements and inflationary adjustments arising on: (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as recognised tax losses (this primarily impacts the Integrated Gas and Upstream segments); and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Shell plc            Unaudited Condensed Financial Report            28

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	31	7	26	917	149	—	1,130
Impairment reversals/(impairments)	(36)	(3)	(730)	(144)	(13)	(2)	(930)
Redundancy and restructuring	(29)	(5)	(36)	(36)	(18)	(10)	(134)
Fair value accounting of commodity derivatives and certain gas contracts[1]	147	(4)	(24)	(22)	(121)	—	(23)
Other[1]	101	(55)	(224)	5	(4)	—	(176)
Total identified items included in Income/(loss) before taxation	215	(60)	(988)	720	(8)	(13)	(133)
Total identified items included in Taxation (charge)/credit	(2)	(37)	230	(156)	26	(7)	53
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	32	16	32	710	134	—	923
Impairment reversals/(impairments)	(32)	6	(579)	(107)	(11)	(2)	(724)
Redundancy and restructuring	(21)	(3)	(27)	(28)	(14)	(7)	(100)
Fair value accounting of commodity derivatives and certain gas contracts[1]	129	(1)	(26)	(14)	(87)	—	—
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	5	(59)	—	—	—	(11)	(65)
Other[1]	99	(55)	(159)	4	(4)	—	(115)
Impact on Income/(loss) for the period	212	(97)	(759)	564	18	(20)	(81)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	212	(97)	(759)	564	18	(20)	(81)
1.For a detailed description, see the corresponding footnotes to the Q4 2025 identified items table above.
Shell plc            Unaudited Condensed Financial Report            29

Q4 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	(99)	(66)	(216)	42	51	—	(288)
Impairment reversals/(impairments)	(523)	(183)	(493)	(288)	(1,065)	(1)	(2,554)
Redundancy and restructuring	(27)	(62)	(70)	(5)	(11)	(1)	(175)
Fair value accounting of commodity derivatives and certain gas contracts[1]	136	(14)	58	(38)	67	—	209
Other[1]	—	(165)	(33)	(2)	—	—	(200)
Total identified items included in Income/(loss) before taxation	(514)	(491)	(753)	(291)	(958)	(2)	(3,008)
Total identified items included in Taxation (charge)/credit	92	(160)	17	191	43	47	230
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	(96)	(51)	(247)	33	40	—	(321)
Impairment reversals/(impairments)	(339)	(152)	(458)	(224)	(996)	(1)	(2,170)
Redundancy and restructuring	(16)	(34)	(52)	(3)	(8)	(1)	(115)
Fair value accounting of commodity derivatives and certain gas contracts[1]	109	(4)	46	(17)	50	—	184
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	(57)	(199)	—	—	—	46	(210)
Other[1]	(22)	(212)	(25)	113	—	—	(147)
Impact on Income/(loss) for the period	(421)	(651)	(736)	(99)	(914)	45	(2,778)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	(421)	(651)	(736)	(99)	(914)	45	(2,778)
1.For a detailed description, see the corresponding footnotes to the Q4 2025 identified items table above.

Shell plc            Unaudited Condensed Financial Report            30

Full year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	81	2,823	(96)	720	39	13	3,581
Impairment reversals/(impairments)	(685)	(237)	(1,630)	(737)	(367)	(11)	(3,668)
Redundancy and restructuring	(52)	(67)	(148)	(103)	(31)	(19)	(421)
Fair value accounting of commodity derivatives and certain gas contracts[1]	1,322	(4)	(2)	(187)	(397)	—	733
Other[1]	32	(115)	(203)	(99)	(50)	(47)	(482)
Total identified items included in Income/(loss) before taxation	698	2,399	(2,080)	(404)	(805)	(64)	(256)
Total identified items included in Taxation (charge)/credit	99	(399)	372	27	144	(40)	203
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	78	2,656	(72)	564	68	9	3,303
Impairment reversals/(impairments)	(433)	(162)	(1,384)	(634)	(334)	(8)	(2,955)
Redundancy and restructuring	(37)	(30)	(107)	(83)	(24)	(13)	(293)
Fair value accounting of commodity derivatives and certain gas contracts[1]	1,171	(1)	(7)	(149)	(299)	—	714
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	34	62	—	—	—	(45)	51
Other[1]	(17)	(523)	(138)	(75)	(73)	(47)	(873)
Impact on Income/(loss) for the period	797	2,001	(1,708)	(377)	(661)	(104)	(53)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	797	2,001	(1,708)	(377)	(661)	(104)	(53)
1.For a detailed description, see the corresponding footnotes to the Q4 2025 identified items table above.

Shell plc            Unaudited Condensed Financial Report            31

Full year 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	(100)	89	(400)	6	119	(3)	(288)
Impairment reversals/(impairments)	(555)	(362)	(1,747)	(1,205)	(1,181)	(1)	(5,051)
Redundancy and restructuring	(106)	(320)	(296)	(195)	(97)	2	(1,012)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(1,286)	(58)	49	(117)	399	—	(1,012)
Other[1,2]	(129)	(449)	(8)	146	39	(1,103)	(1,504)
Total identified items included in Income/(loss) before taxation	(2,176)	(1,100)	(2,402)	(1,364)	(720)	(1,105)	(8,867)
Total identified items included in Taxation (charge)/credit	376	477	411	187	(12)	81	1,521
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	(96)	67	(386)	4	94	(2)	(319)
Impairment reversals/(impairments)	(363)	(323)	(1,423)	(1,176)	(1,085)	(1)	(4,371)
Redundancy and restructuring	(71)	(214)	(215)	(142)	(71)	1	(712)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(1,088)	(14)	40	(86)	300	—	(849)
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	(49)	313	—	—	—	99	363
Other[1,2]	(132)	(451)	(6)	223	30	(1,122)	(1,459)
Impact on Income/(loss) for the period	(1,800)	(623)	(1,991)	(1,177)	(732)	(1,024)	(7,347)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	18	—	—	18
Impact on Income/(loss) attributable to Shell plc shareholders	(1,800)	(623)	(1,991)	(1,195)	(732)	(1,024)	(7,365)
1.For a detailed description, see the corresponding footnotes to the Q4 2025 identified items table above.
2.Corporate includes reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures resulting in unfavourable movements of $1,122 million. These currency translation differences were previously recognised in other comprehensive income and accumulated in equity as part of accumulated other comprehensive income.
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit/(loss) of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items included in Income/(loss) before taxation in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income.
3.    Earnings per share
EARNINGS PER SHARE

Quarters				Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
4,134	5,322	928	Income/(loss) attributable to Shell plc shareholders ($ million)	17,838	16,094

			Weighted average number of shares used as the basis for determining:
5,739.6	5,845.8	6,148.4	Basic earnings per share (million)	5,890.8	6,299.6
5,799.7	5,906.0	6,213.9	Diluted earnings per share (million)	5,948.6	6,363.7

Shell plc            Unaudited Condensed Financial Report            32

4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH

	Number of shares	Nominal value ($ million)
At January 1, 2025	6,115,031,158	510
Repurchases of shares	(396,394,760)	(33)
At December 31, 2025	5,718,636,398	477
At January 1, 2024	6,524,109,049	544
Repurchases of shares	(409,077,891)	(34)
At December 31, 2024	6,115,031,158	510
At Shell plc’s Annual General Meeting on May 20, 2025, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of approximately €140 million (representing approximately 2,007 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2026, or the end of the Annual General Meeting to be held in 2026, unless previously renewed, revoked or varied by Shell plc in a general meeting.
5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2025	37,298	154	270	1,417	(19,373)	19,766
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	1,466	1,466
Transfer from other comprehensive income	—	—	—	—	26	26
Repurchases of shares	—	—	33	—	—	33
Share-based compensation	—	—	—	(58)	—	(58)
At December 31, 2025	37,298	154	303	1,359	(17,880)	21,233
At January 1, 2024	37,298	154	236	1,308	(17,851)	21,145
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	(1,715)	(1,715)
Transfer from other comprehensive income	—	—	—	—	193	193
Repurchases of shares	—	—	34	—	—	34
Share-based compensation	—	—	—	109	—	109
At December 31, 2024	37,298	154	270	1,417	(19,373)	19,766
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2024, presented in the Annual Report and Accounts and Form 20-F/A for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at December 31, 2025, are consistent with those used in the year ended December 31, 2024, though the carrying amounts of derivative financial instruments have changed since that date. The movement of the derivative financial instruments between December 31, 2024 and December 31, 2025, is a decrease of $559 million for the current assets and a decrease of $1,727 million for the current liabilities.
Shell plc            Unaudited Condensed Financial Report            33

The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million
	December 31, 2025	December 31, 2024
Carrying amount[1]	46,710	48,376
Fair value[2]	43,142	44,119
1.    In the fourth quarter 2025, Shell issued $2.35 billion under the US shelf programme. Shell issued no debt under the Euro medium-term note programme since September 2020.
2.     Mainly determined from the prices quoted for these securities.

7. Other notes to the unaudited Condensed Consolidated Financial Statements
Consolidated Statement of Income

Interest and other income

Quarters			$ million	Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
2,848	1,751	683	Interest and other income/(expenses)	5,227	1,724
			Of which:
452	468	548	Interest income	1,960	2,372
21	16	25	Dividend income (from investments in equity securities)	81	83
2,121	1,068	(288)	Net gains/(losses) on sales and revaluation of non-current assets and businesses	3,190	(288)
(34)	82	267	Net foreign exchange gains/(losses) on financing activities	(537)	(1,025)
288	117	131	Other	532	582

Net gains/(losses) on sales and revaluation of non-current assets and businesses in the fourth quarter 2025 principally relates to the disposal of Shell's UK offshore oil and gas assets in exchange for a 50% interest in the newly formed Adura joint venture (see Joint ventures and associates below).

Net gains/(losses) on sales and revaluation of non-current assets and businesses in the third quarter 2025 principally relates to the sale of Shell's 16.125% interest in Colonial Enterprises, Inc.

Depreciation, depletion and amortisation

Quarters			$ million	Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
6,581	6,607	7,520	Depreciation, depletion and amortisation	25,299	26,872
			Of which:
5,751	5,823	5,829	Depreciation	22,167	22,703
837	787	1,797	Impairments	3,174	4,502
(7)	(3)	(106)	Impairment reversals	(42)	(333)

Impairments recognised in the fourth quarter 2025 of $1,150 million pre-tax ($1,019 million post-tax), of which
$837 million recognised in depreciation, depletion and amortisation and $313 million recognised in share of profit of joint ventures and associates, mainly relate to Marketing ($541 million), Chemicals and Products ($228 million), Upstream ($210 million) and Renewables and Energy Solutions ($178 million). These impairments relate to various smaller impairments within respective segments.

Impairments recognised in the third quarter 2025 of $787 million pre-tax ($580 million post-tax) mainly relate to Marketing ($588 million) and Chemicals and Products ($144 million). The impairment in Marketing was principally triggered by the decision not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park in Rotterdam.
Shell plc            Unaudited Condensed Financial Report            34

Impairments recognised in the fourth quarter 2024 of $2,659 million pre-tax ($2,245 million post-tax), of which
$1,797 million recognised in depreciation, depletion and amortisation and $863 million recognised in share of profit of joint ventures and associates, mainly relate to Renewables and Energy Solutions ($1,068 million), Integrated Gas ($532 million), Marketing ($495 million), Chemicals and Products ($315 million) and Upstream ($248 million).
Taxation charge/credit

Quarters			$ million	Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
2,718	2,504	3,164	Taxation charge/(credit)	11,637	13,401
			Of which:
2,639	2,397	3,125	Income tax excluding Pillar Two income tax	11,337	13,150
80	106	39	Income tax related to Pillar Two income tax	299	251
As required by IAS 12 Income Taxes, Shell has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Consolidated Statement of Comprehensive Income
Currency translation differences

Quarters			$ million	Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
348	(268)	(4,899)	Currency translation differences	5,917	(3,248)
			Of which:
308	(234)	(5,028)	Recognised in Other comprehensive income	5,809	(4,504)
40	(33)	129	(Gain)/loss reclassified to profit or loss	108	1,256
Retirement benefits remeasurements

Quarters			$ million	Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
7	(4,628)	239	Retirement benefits remeasurements	(4,156)	1,407
Retirement benefits remeasurements in the third quarter 2025 principally relate to recognition of an adjustment to reduce the Dutch pension fund surplus and recognising a minimum funding liability (see Retirement benefits below).

Condensed Consolidated Balance Sheet

Joint ventures and associates

	December 31, 2025	December 31, 2024
Joint ventures and associates	27,775	23,445
In the fourth quarter 2025, the Company obtained a 50% interest in a newly formed joint venture Adura Energy Limited, in exchange for the contribution of Shell's UK offshore oil and gas assets into the joint venture. The excess of the fair value of the
Shell plc            Unaudited Condensed Financial Report            35

assets and liabilities contributed over the pre-existing carrying amounts was recognised in the Consolidated Statement of Income in the fourth quarter 2025 (see Interest and other income above).

Deferred tax

$ million
	December 31, 2025	December 31, 2024
Non-current assets
Deferred tax	8,173	6,857
Non-current liabilities
Deferred tax	11,983	13,505
Net deferred liability	(3,810)	(6,648)
The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction, where this is permitted. The overall deferred tax position in a particular tax jurisdiction determines whether a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.
Shell's net deferred tax position was a liability of $3,810 million at December 31, 2025 (December 31, 2024: $6,648 million). The net decrease in the net deferred tax liability is mainly driven by retirement benefits remeasurements in the third quarter 2025 (see Retirement benefits below) and various other smaller items.

Retirement benefits

$ million
	December 31, 2025	December 31, 2024
Non-current assets
Retirement benefits	5,052	10,003
Non-current liabilities
Retirement benefits	7,136	6,752
Surplus/(deficit)	(2,084)	3,251
On July 1, 2023, new pension legislation ("Wet Toekomst Pensioenen" (WTP)) came into effect in the Netherlands, with an expected implementation required prior to January 1, 2028. In July 2025, the Trustee Board of the Stichting Shell Pensioen Fonds (“SSPF”), Shell's defined benefit pension fund in the Netherlands, formally accepted the transition plan to transition from a defined benefit pension fund to a defined contribution plan with effect from January 1, 2027, subject to the local funding level of the plan remaining above an agreed level (125%) during a predetermined transition period.

In accordance with asset ceiling principles, in July 2025, Shell recognised an adjustment to reduce the pension fund surplus of $5,521 million to nil, and recognised a liability for a minimum funding requirement that was estimated in the third quarter 2025 at $750 million, resulting in a loss in Other comprehensive income. In addition, a net deferred tax liability (see Deferred tax above) of $1,617 million was unwound, leading to an overall net post-tax loss of $4,654 million recognised in Other comprehensive income (see Retirement benefits remeasurements above). The asset ceiling and the minimum funding requirement recognised will continue to be monitored and remeasured in accordance with IAS 19 Employee Benefits.

Subsequently, at the date of transition and settlement (expected December 31, 2026), the surplus at that date will be de-recognised, resulting in an identified loss in the Consolidated Statement of Income. The extent to which the funding level will meet the agreed 125% threshold is subject to uncertainty.
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Assets classified as held for sale

$ million
	December 31, 2025	December 31, 2024
Assets classified as held for sale	1,030	9,857
Liabilities directly associated with assets classified as held for sale	820	6,203
Assets classified as held for sale and associated liabilities at December 31, 2025, principally relate to UK Southern North Sea offshore natural gas assets in Upstream and two retail operations in Marketing. The disposal of Shell's Southern North Sea UK offshore natural gas assets was no longer highly probable in January 2026 and accordingly these will cease to be classified as held for sale.
Assets classified as held for sale and associated liabilities at December 31, 2024, principally relate to Shell's UK offshore oil and gas assets in Upstream, mining interests in Canada in Chemicals and Products and an energy and chemicals park in Chemicals and Products in Singapore. In 2025, Shell's UK offshore oil & gas assets were derecognised in exchange for a 50% interest in a newly formed joint venture (see Joint venture and associates above), the mining interests in Canada were derecognised (see Non-controlling interest above) and the chemicals park in Singapore was sold.
The major classes of assets and liabilities classified as held for sale at December 31, 2025, are Property, plant and equipment ($662 million; December 31, 2024: $8,283 million) and Decommissioning and other provisions ($515 million; December 31, 2024: $3,053 million).
Non-controlling interest

	December 31, 2025	December 31, 2024
Non-controlling interest	928	1,861
The decrease in non-controlling interest since December 31, 2024, is mainly attributable to the completion in the fourth quarter 2025 of the swap of Shell's remaining 10% mining interest in exchange for an additional 10% interest in the Scotford upgrader and Quest Carbon Capture (CCS) facility.
Consolidated Statement of Cash Flows
Cash flow from operating activities - Other

Quarters			$ million	Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
(1,110)	74	(856)	Cash flow from operating activities - Other	218	1,539
Cash flow from operating activities - Other for the fourth quarter 2025 includes $838 million of net outflows (third quarter 2025: $108 million net inflows; fourth quarter 2024: $1,447 million net outflows) due to the timing of payments relating to emission certificates and biofuel programmes in Europe and North America.
Proceeds from sale of property, plant and equipment and businesses

Quarters				$ million	Full year
Q4 2025		Q3 2025	Q4 2024		2025	2024
(101)	747	747	493	Proceeds from sale of property, plant and equipment and businesses	1,148	1,621
Proceeds from sale of property, plant and equipment and businesses in the fourth quarter 2025 include $365 million related to cash disposed through the completion of two disposals in the fourth quarter 2025.
Other investing cash inflows

Quarters			$ million	Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
856	903	1,762	Other investing cash inflows	2,625	4,576
Shell plc            Unaudited Condensed Financial Report            37

Cash flow from investing activities - Other investing cash inflows for the fourth quarter 2025 mainly relates to sale of loans and loan repayments. In the third quarter 2025 it mainly relates to the sale of pension-related debt securities and repayments of short-term loans.

8.     Reconciliation of Operating expenses and Total Debt
RECONCILIATION OF OPERATING EXPENSES

Quarters			$ million	Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
5,830	5,609	5,839	Production and manufacturing expenses	21,898	23,379
3,432	3,258	3,231	Selling, distribution and administrative expenses	12,607	12,439
298	409	331	Research and development	1,170	1,099
9,559	9,275	9,401	Operating expenses	35,674	36,917
RECONCILIATION OF TOTAL DEBT

December 31, 2025	September 30, 2025	December 31, 2024	$ million	December 31, 2025	December 31, 2024
9,128	10,022	11,630	Current debt	9,128	11,630
66,515	63,955	65,448	Non-current debt	66,515	65,448
75,643	73,977	77,078	Total debt	75,643	77,078
Shell plc            Unaudited Condensed Financial Report            38

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings, Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”) and Cash flow from operating activities
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest when presenting the total Shell Group result but includes this item when presenting individual segment Adjusted Earnings as set out in the table below.
See Note 2 “Segment information” for the reconciliation of Adjusted Earnings.
We define “Adjusted EBITDA” as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.

Q4 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							3,256
Add: Non-controlling interest							51
Adjusted Earnings plus non-controlling interest	1,661	1,570	578	(66)	131	(567)	3,307
Add: Taxation charge/(credit) excluding tax impact of identified items	836	1,686	415	159	109	(297)	2,909
Add: Depreciation, depletion and amortisation excluding impairments	1,540	2,663	593	861	88	6	5,751
Add: Exploration well write-offs	32	62	—	—	—	—	94
Add: Interest expense excluding identified items	59	171	19	15	3	924	1,191
Less: Interest income	—	38	1	30	3	380	452
Adjusted EBITDA	4,127	6,114	1,604	939	329	(313)	12,799
Less: Current cost of supplies adjustment before taxation			174	248			422
Joint ventures and associates (dividends received less profit)	59	143	308	308	83	—	900
Derivative financial instruments	319	8	16	(92)	(150)	(186)	(85)
Taxation paid	(724)	(1,859)	(149)	47	7	39	(2,638)
Other	(125)	(1,043)	(1,568)	260	30	56	(2,390)
(Increase)/decrease in working capital	301	924	(112)	561	(704)	304	1,275
Cash flow from operating activities	3,956	4,287	(75)	1,775	(405)	(100)	9,438

Shell plc            Unaudited Condensed Financial Report            39

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							5,432
Add: Non-controlling interest							91
Adjusted Earnings plus non-controlling interest	2,143	1,804	1,316	550	92	(383)	5,523
Add: Taxation charge/(credit) excluding tax impact of identified items	511	1,901	433	254	41	(578)	2,562
Add: Depreciation, depletion and amortisation excluding impairments	1,579	2,675	588	881	94	6	5,823
Add: Exploration well write-offs	1	47	—	—	—	—	49
Add: Interest expense excluding identified items	55	175	15	8	2	1,029	1,283
Less: Interest income	32	45	12	26	6	346	468
Adjusted EBITDA	4,257	6,557	2,340	1,667	223	(272)	14,773
Less: Current cost of supplies adjustment before taxation			(25)	53			28
Joint ventures and associates (dividends received less profit)	92	(78)	56	(27)	(1)	—	42
Derivative financial instruments	83	(9)	(3)	(165)	(272)	230	(136)
Taxation paid	(796)	(1,611)	(111)	(20)	28	(158)	(2,668)
Other	202	16	(299)	543	(277)	68	252
(Increase)/decrease in working capital	(802)	(34)	(220)	143	960	(75)	(28)
Cash flow from operating activities	3,038	4,841	1,788	2,088	660	(208)	12,207

Q4 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							3,661
Add: Non-controlling interest							106
Adjusted Earnings plus non-controlling interest	2,165	1,682	839	(229)	(311)	(380)	3,766
Add: Taxation charge/(credit) excluding tax impact of identified items	635	2,618	266	(198)	97	(46)	3,371
Add: Depreciation, depletion and amortisation excluding impairments	1,440	2,803	587	896	96	8	5,829
Add: Exploration well write-offs	277	372	—	—	—	—	649
Add: Interest expense excluding identified items	54	201	17	16	2	923	1,213
Less: Interest income	3	—	—	10	7	529	548
Adjusted EBITDA	4,568	7,676	1,709	475	(123)	(24)	14,281
Less: Current cost of supplies adjustment before taxation			(2)	(73)			(75)
Joint ventures and associates (dividends received less profit)	110	(22)	172	139	51	—	451
Derivative financial instruments	120	(28)	(8)	230	533	(527)	319
Taxation paid	(635)	(2,019)	(130)	36	(41)	(120)	(2,910)
Other	114	(486)	(1,227)	(313)	77	375	(1,461)
(Increase)/decrease in working capital	114	(611)	845	1,394	353	312	2,407
Cash flow from operating activities	4,391	4,509	1,363	2,032	850	16	13,162

Shell plc            Unaudited Condensed Financial Report            40

Full year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							18,529
Add: Non-controlling interest							285
Adjusted Earnings plus non-controlling interest	8,024	7,442	3,994	1,051	172	(1,870)	18,814
Add: Taxation charge/(credit) excluding tax impact of identified items	2,647	8,411	1,652	410	233	(1,283)	12,070
Add: Depreciation, depletion and amortisation excluding impairments	6,107	9,904	2,303	3,466	362	26	22,167
Add: Exploration well write-offs	36	341	—	—	—	—	377
Add: Interest expense excluding identified items	217	718	57	52	10	3,613	4,667
Less: Interest income	37	120	14	99	13	1,679	1,960
Adjusted EBITDA	16,994	26,696	7,993	4,880	764	(1,193)	56,135
Less: Current cost of supplies adjustment before taxation			305	567			872
Joint ventures and associates (dividends received less profit)	(43)	1,448	729	404	102	—	2,640
Derivative financial instruments	1,487	38	36	(761)	(657)	528	670
Taxation paid	(3,261)	(7,415)	(566)	3	27	(425)	(11,638)
Other	(255)	(1,826)	(939)	1,400	(121)	(527)	(2,269)
(Increase)/decrease in working capital	(835)	632	(609)	6	508	(1,505)	(1,803)
Cash flow from operating activities	14,086	19,573	6,339	5,366	623	(3,123)	42,863

Full year 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							23,716
Add: Non-controlling interest							424
Adjusted Earnings plus non-controlling interest	11,390	8,395	3,885	2,934	(497)	(1,968)	24,139
Add: Taxation charge/(credit) excluding tax impact of identified items	3,520	9,865	1,305	364	87	(128)	15,013
Add: Depreciation, depletion and amortisation excluding impairments	5,594	10,971	2,235	3,495	383	25	22,703
Add: Exploration well write-offs	291	1,331	—	—	—	—	1,622
Add: Interest expense excluding identified items	189	720	52	70	6	3,660	4,697
Less: Interest income	8	18	1	79	2	2,265	2,372
Adjusted EBITDA	20,978	31,264	7,476	6,783	(22)	(675)	65,803
Less: Current cost of supplies adjustment before taxation			254	109			363
Joint ventures and associates (dividends received less profit)	(137)	(946)	262	304	190	—	(328)
Derivative financial instruments	(1,466)	24	59	219	3,012	(376)	1,472
Taxation paid	(2,955)	(7,851)	(562)	(146)	(457)	(31)	(12,002)
Other	23	(1,464)	(616)	(321)	152	264	(1,961)
(Increase)/decrease in working capital	467	216	998	524	923	(1,065)	2,062
Cash flow from operating activities	16,909	21,244	7,363	7,253	3,798	(1,882)	54,687
Identified items
The objective of identified items is to remove material impacts on net income/loss arising from transactions which are generally uncontrollable and unusual (infrequent or non-recurring) in nature or giving rise to a mismatch between accounting and economic results, or certain transactions that are generally excluded from underlying results in the industry.
Shell plc            Unaudited Condensed Financial Report            41

Identified items comprise: divestment gains and losses, impairments and impairment reversals, redundancy and restructuring, fair value accounting of commodity derivatives and certain gas contracts that gives rise to a mismatch between accounting and economic results, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.
See Note 2 “Segment information” for details.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
See Note 2 “Segment information” for the reconciliation of cash capital expenditure.
D.    Capital employed and Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs.
The measure refers to Capital employed which consists of total equity, current debt, and non-current debt reduced by cash and cash equivalents.
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense and after-tax interest income, is expressed as a percentage of the average capital employed excluding cash and cash equivalents for the same period.

$ million	Quarters
	Q4 2025	Q3 2025	Q4 2024
Current debt	11,630	12,015	9,931
Non-current debt	65,448	64,597	71,610
Total equity	180,168	189,538	188,362
Less: Cash and cash equivalents	(39,110)	(42,252)	(38,774)
Capital employed – opening	218,134	223,898	231,128
Current debt	9,128	10,022	11,630
Non-current debt	66,515	63,955	65,448
Total equity	175,319	177,822	180,168
Less: Cash and cash equivalents	(30,216)	(33,053)	(39,110)
Capital employed – closing	220,747	218,745	218,134
Capital employed – average	219,441	221,322	224,630
Shell plc            Unaudited Condensed Financial Report            42

$ million	Quarters
	Q4 2025	Q3 2025	Q4 2024
Adjusted Earnings - current and previous three quarters (Reference A)	18,529	18,933	23,716
Add: Income/(loss) attributable to NCI - current and previous three quarters	282	349	427
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	3	(9)	14
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	—	—	18
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	18,814	19,274	24,139
Add: Interest expense after tax - current and previous three quarters	2,673	2,663	2,701
Less: Interest income after tax on cash and cash equivalents - current and previous three quarters	954	1,061	1,389
Adjusted Earnings plus NCI excluding identified items before interest expense and interest income - current and previous three quarters	20,534	20,876	25,452
Capital employed – average	219,441	221,322	224,630
ROACE on an Adjusted Earnings plus NCI basis	9.4%	9.4%	11.3%
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E.    Net debt and gearing
Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risk relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.
Gearing is a measure of Shell's capital structure and is defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity).

$ million
	December 31, 2025	September 30, 2025	December 31, 2024
Current debt	9,128	10,022	11,630
Non-current debt	66,515	63,955	65,448
Total debt	75,643	73,977	77,078
Of which: Lease liabilities	28,933	28,571	28,702
Add: Debt-related derivative financial instruments: net liability/(asset)	547	684	2,469
Add: Collateral on debt-related derivatives: net liability/(asset)	(287)	(403)	(1,628)
Less: Cash and cash equivalents	(30,216)	(33,053)	(39,110)
Net debt	45,687	41,204	38,809
Total equity	175,319	177,822	180,168
Total capital	221,006	219,026	218,974
Gearing	20.7%	18.8%	17.7%

Shell plc            Unaudited Condensed Financial Report            44

F.    Operating expenses and Underlying operating expenses
Operating expenses*
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.

Q4 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	1,156	2,269	263	1,686	452	4	5,830
Selling, distribution and administrative expenses	47	144	2,381	532	166	162	3,432
Research and development	29	76	44	28	18	102	298
Operating expenses	1,232	2,489	2,688	2,246	636	268	9,559

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	940	2,198	359	1,636	467	9	5,609
Selling, distribution and administrative expenses	25	(22)	2,541	418	165	130	3,258
Research and development	47	71	70	46	28	146	409
Operating expenses	1,012	2,247	2,970	2,100	660	285	9,275

Q4 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	982	2,470	270	1,632	480	5	5,839
Selling, distribution and administrative expenses	39	96	2,258	471	241	126	3,231
Research and development	40	69	73	46	37	66	331
Operating expenses	1,061	2,635	2,602	2,149	757	196	9,401

Full year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	3,943	8,546	1,150	6,402	1,836	21	21,898
Selling, distribution and administrative expenses	140	207	9,293	1,835	623	510	12,607
Research and development	134	250	206	136	91	352	1,170
Operating expenses	4,216	9,004	10,649	8,373	2,549	883	35,674

Full year 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	4,153	9,351	1,322	6,605	1,934	14	23,379
Selling, distribution and administrative expenses	164	176	9,150	1,636	887	426	12,439
Research and development	125	263	209	151	94	257	1,099
Operating expenses	4,442	9,790	10,681	8,392	2,915	697	36,917
*Operational measure for US reporting purposes

Shell plc            Unaudited Condensed Financial Report            45

Underlying operating expenses
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million	Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
9,559	9,275	9,401	Operating expenses	35,674	36,917
(122)	(133)	(174)	Redundancy and restructuring (charges)/reversal	(417)	(1,009)
(2)	(144)	(88)	Other	(225)	(202)
(124)	(277)	(262)	Total identified items	(642)	(1,210)
9,436	8,998	9,138	Underlying operating expenses	35,032	35,707

G.    Free cash flow and Organic free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million	Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
9,438	12,207	13,162	Cash flow from operating activities	42,863	54,687
(5,190)	(2,257)	(4,431)	Cash flow from investing activities	(16,812)	(15,155)
4,249	9,950	8,731	Free cash flow	26,052	39,533
53	1,773	805	Less: Divestment proceeds (Reference I)	2,386	2,793
103	—	1	Add: Tax paid on divestments (reported under "Other investing cash outflows")	246	1
822	85	525	Add: Cash outflows related to inorganic capital expenditure[1]	1,829	776
5,121	8,263	8,453	Organic free cash flow[2]	25,741	37,517
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.

H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.
Shell plc            Unaudited Condensed Financial Report            46

Quarters			$ million	Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
9,438	12,207	13,162	Cash flow from operating activities	42,863	54,687
738	352	131	(Increase)/decrease in inventories	1,916	1,273
647	569	751	(Increase)/decrease in current receivables	2,240	6,578
(109)	(949)	1,524	Increase/(decrease) in current payables	(5,959)	(5,789)
1,275	(28)	2,407	(Increase)/decrease in working capital	(1,803)	2,062
8,164	12,235	10,755	Cash flow from operating activities excluding working capital movements	44,666	52,625

I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver free cash flow.

Quarters			$ million	Full year
Q4 2025	Q3 2025	Q4 2024		2025	2024
(101)	747	493	Proceeds from sale of property, plant and equipment and businesses	1,148	1,621
148	1,023	305	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	1,205	590
6	2	6	Proceeds from sale of equity securities	33	582
53	1,773	805	Divestment proceeds	2,386	2,793
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J.    Structural cost reduction*
The structural cost reduction target is used for the purpose of demonstrating how management drives cost discipline across the entire organisation, simplifying our processes and portfolio, and streamlining the way we work.
Structural cost reduction describes the decrease in underlying operating expenses (see Reference F above) as a result of operational efficiencies, divestments, workforce reductions and other cost-saving measures that are expected to be sustainable compared with 2022 levels.
The total change between periods in underlying operating expenses will reflect both structural cost reductions and other changes in spend, including market factors, such as inflation and foreign exchange impacts, as well as changes in activity levels and costs associated with new operations.
Structural cost reductions are stewarded internally to support management's oversight of spending over time. The 2028 target reflects annualised saving achieved by end-2028.

$ million
Structural cost reduction up to fourth quarter 2025 compared with 2022 levels	(5,135)

Underlying operating expenses 2025	35,032
Underlying operating expenses 2024	35,707
Total decrease in Underlying operating expenses	(675)
Of which:
Structural cost reductions 2025	(2,016)
Change in Underlying operating expenses excluding structural cost reduction	1,341

Underlying operating expenses 2024	35,707
Underlying operating expenses 2022	39,456
Total decrease in Underlying operating expenses	(3,749)
Of which:
Structural cost reductions 2022-2024	(3,119)
Change in Underlying operating expenses excluding structural cost reduction	(630)
*Operational measure for US reporting purposes

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CAUTIONARY STATEMENT
All amounts shown throughout this Unaudited Condensed Financial Report are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this Unaudited Condensed Financial Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Financial Report, “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Financial Report, refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking statements
This Unaudited Condensed Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”; “aspiration”; ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F and amendment thereto for the year ended December 31, 2024 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Financial Report, February 5, 2026. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Financial Report.
Shell’s net carbon intensity
Also, in this Unaudited Condensed Financial Report we may refer to Shell’s “net carbon intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for
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resale. Shell only controls its own emissions. The use of the terms Shell’s “net carbon intensity” or NCI is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
Shell’s net-zero emissions target
Shell’s operating plan and outlook are forecasted for a three-year period and ten-year period, respectively, and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next three and ten years. Accordingly, the outlook reflects our Scope 1, Scope 2 and NCI targets over the next ten years. However, Shell’s operating plan and outlook cannot reflect our 2050 net-zero emissions target, as this target is outside our planning period. Such future operating plans and outlooks could include changes to our portfolio, efficiency improvements and the use of carbon capture and storage and carbon credits. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans and outlooks to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward-Looking non-GAAP measures
This Unaudited Condensed Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and Adjusted Earnings. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Financial Report do not form part of this Unaudited Condensed Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F and any amendment thereto, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
February 5, 2026
The information in this Unaudited Condensed Financial Report reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Sean Ashley, Company Secretary
- Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

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